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                                    FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
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           REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(B) OR (G) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                           ZARING NATIONAL CORPORATION
               (Exact name of registrant as specified in charter)


OHIO                                                        31-1506058
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(State of incorporation                                   (IRS Employer
  or organization)                                       Identification No.)


11300 CORNELL PARK DRIVE, SUITE 500, CINCINNATI, OHIO           45242
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(Address of Principal Executive Offices)                        (Zip Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         Title of each class                 Name of each exchange on
         to be so registered                 which each class is registered
         -------------------                 ------------------------------
              None                                        None


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

         Common Shares, without par value

ITEM 1. GENERAL INFORMATION.

(a) Zaring National Corporation (the "Company"), was organized on February 5, 1997 as a corporation under the laws of the State of Ohio.

(b) The Company's fiscal year ends on December 31.

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ITEM 2. TRANSACTION OF SUCCESSION.

(a) The predecessor corporation to the Company was Zaring Homes, Inc. ("Zaring"). The common shares, without par value of Zaring are currently registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended.

(b) The information required by this Item is incorporated herein by reference to the information contained under the heading "Proposal 2: Formation of a Holding Company Structure" in the Proxy Statement for Zaring Homes, Inc. and Prospectus for Zaring National Corporation Common Shares (the "Proxy Statement and Prospectus"), included in Amendment No. 1 to the Company's Registration Statement on Form S-4 (Registration No. 333-22679) and filed with the Commission on March 28, 1997.

ITEM 3. SECURITIES TO BE REGISTERED.

     The Company is authorized to issue 18,000,000 common shares, without par value. Upon the effectiveness of the merger described in the Company's Registration Statement on Form S-4 (the "Merger"), approximately 4,781,080 of the Company's common shares, without par value, will be issued and outstanding, and approximately 255,400 will be held by or for the account of the Company.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        The information required by this Item is incorporated herein by reference to the information contained under the heading "Description of Zaring National Capital Shares" in the Proxy Statement and Prospectus contained in Amendment No. 1 to the Company's Registration Statement on Form S-4 (No. 333-22679) and filed with the Commission on March 28, 1997.

ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS

(a) As provided in Instruction (a) of Instructions to Financial Statements for Form 8-B, no financial statements are required to be filed herewith because the capital structure and balance sheet of the Company immediately after the Merger will be substantially the same as those of Zaring immediately prior to the Merger.

(b)     Exhibits.

        1. The Agreement and Plan of Merger is set forth as Appendix A to the Proxy Statement and Prospectus and filed as Exhibit 2 below.

        2. The Proxy Statement and Prospectus are incorporated herein by reference to Amendment No. 1 to the Company's Registration Statement on Form S-4 (No. 333-22679) and filed with the Commission on March 28, 1997.

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        3.1    Articles of Incorporation of the Company, incorporated herein by reference to the Company's Registration Statement on Form S-4 (No. 333-22679) and filed with the Commission on March 3, 1997.

        3.2 Regulations of the Company, incorporated herein by reference to Amendment No. 1 to the Company's Registration Statement on Form S-4 (No. 333-22679) and filed with the Commission on March 28, 1997.


                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ZARING NATIONAL CORPORATION


                                    By: /s/ Ronald G. Gratz
                                       ---------------------------
                                    Name:   Ronald G. Gratz
                                    Title: Secretary and Treasurer

Date:    April 1, 1997